Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

RECEIVED
2007 DEC 20 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 18, 2007
Our ref. No. PI 174

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

07028733

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Subsidiary Nitto-Fuji Flour Milling Revises Full-Year Forecasts**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
DEC 31 2007
THOMSON FINANCIAL

Yours sincerely,

Yoshihiro Kuroi
General Manager
Investor Relations Office

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on December 18, 2007

Subsidiary Nitto-Fuji Flour Milling Revises Full-Year Forecasts

Mitsubishi Corporation (MC) today announced that consolidated subsidiary (Mitsubishi Corporation Shareholding: 64.02%) Nitto-Fuji Flour Milling Co., Ltd. has revised its full-year forecasts for the year ending March 31, 2008, which were announced on November 15, 2007.

This will have a negligible effect on MC's consolidated and non-consolidated financial results for the fiscal year ending March 31, 2008.

(Attachment)
Nitto-Fuji Flour Milling Announcement

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

(Attachment: Nitto-Fuji Flour Milling Announcement)

December 18, 2007

Nitto-Fuji Flour Milling Co., Ltd.

Nitto-Fuji Flour Milling Revises Full-Year Forecasts

Nitto-Fuji Flour Milling Co., Ltd. has revised its forecasts for fiscal 2008 (the year ending March 31, 2008), which were announced along with interim operating results on November 15, 2007.

1. Revisions to Fiscal 2008 Forecasts (April 1, 2007 to March 31, 2008)

< Consolidated > (Million Yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecasts (A)	47,000	1,300	1,600	1,000
Current forecasts (B)	47,300	1,370	1,680	1,410
Change (B-A)	300	70	80	410
Change (%)	0.6	5.4	5.0	41
(Reference) Results for previous fiscal year (ended March 31, 2007)	45,441	1,200	1,495	964

< Non-consolidated > (Million Yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecasts (A)	37,000	1,100	1,400	930
Current forecasts (B)	37,200	1,250	1,570	1,430
Change (B-A)	200	150	170	500
Change (%)	0.5	13.6	122.1	53.8
(Reference) Results for previous fiscal year (ended March 31, 2007)	35,497	1,043	1,332	922

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

2. Reasons for Revisions

Nitto-Fuji Flour Milling has revised its consolidated and non-consolidated forecasts in light of recent earnings, and of extraordinary profits from the sale of stock in its parent company Mitsubishi Corporation in June 2007, among other factors.

Note: The above forecasts were prepared based on information available to management as of the announcement date, and a number of factors may cause actual results to differ materially from projections.

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